SU Group Holdings Limited

Unit 01 – 03, 3/F, Billion Trade Centre
31 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Telephone: +852 2341-8183

VIA EDGAR

September 29, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Keira Nakada
Linda Cvrkel
Taylor Beech
Donald Field

Re:	SU Group Holdings Ltd

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted August 14, 2023

CIK No. 0001969863

Dear Ms. Beech:

SU Group Holdings Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 30, 2023 (“Second Comment Letter”), regarding Amendment No. 2 to Draft Registration Statement on Form F-1 (“Draft Registration Statement”) submitted to the Commission on August 14, 2023 and our response to Comments #21 and #22 contained in the Staff’s letter received dated July 26, 2023 (“First Comment Letter”), regarding Amendment No. 1 to Draft Registration Statement on Form F-1 submitted to the Commission on June 30, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised registration statement (the “Revised Registration Statement”) with this response letter.

Second Comment Letter

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	We reissue comment 3. Please amend your disclosure here and in the summary risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

Response to Comment No. 1: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page, in the “Prospectus Summary” section on pages 1, 3 and 11 and in the “Risk Factors” section on page 35 of the Revised Registration Statement.

2.	We reissue comment 4 in part. Where you discuss your cash management policies on your cover page and in your prospectus summary, revise to clarify the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).

Response to Comment No. 2: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page and in the “Prospectus Summary” section on page 12 of the Revised Registration Statement.

Summary of Risks Affecting Our Company, page 3

3.	We note your revised disclosure in response to comment 9 and reissue our comment in part. Revise to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment No. 3: In response to the Staff’s comment, we have revised our disclosure in the “Prospectus Summary” section on pages 3-4 and in the “Risk Factors” section on pages 32-33 of the Revised Registration Statement.

PRC Approvals, page 6

4.	We note in your revised disclosure in response to comment 11 that you include a cross-reference to a discussion of the permissions and approvals that you are required to obtain from Hong Kong authorities to operate your business. Please further revise to specifically identify the permissions and approvals you are required to obtain from Hong Kong authorities to operate your business in your prospectus summary.

Response to Comment No. 4: In response to the Staff’s comment, we have revised our disclosure in the “Prospectus Summary” section on page 8 of the Revised Registration Statement.

5.	We note in your revised disclosure in response to comment 12 in part. It is unclear whether you relied on an opinion of your PRC counsel with respect to your conclusion that you do not need permission and approval from the CAC. Please revise to specify that the conclusions regarding CAC approval is the opinion of PRC counsel, if accurate. If you did not rely on an opinion, state as much and explain why such an opinion was not obtained. In this regard, we note that the prospectus cover page appears to contain an opinion of PRC counsel on this issue. Please revise and reconcile the disclosures in the respective sections.

Response to Comment No. 5: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page, in the “Prospectus Summary” section on page 8 and in the “Risk Factors” section on page 32 of the Revised Registration Statement.

Risk Factors

Potential political, economic and social instability in Hong Kong…, page 31

6.	We note the inclusion of references to “other countries or regions” with respect to disclosure which was previously focused on risks related to the PRC government. Please remove the mitigating language and discuss plainly and directly the risks driving potential political, economic and social instability in Hong Kong as detailed in the risk factor title. Additionally, please revise any other China-Based Companies risk factors with mitigating language in a similar fashion.

Response to Comment No. 6: In response to the Staff’s comment, we have revised our disclosure in the “Prospectus Summary” section on page 3 and in the “Risk Factors” section on pages 32-34 of the Revised Registration Statement.

Note 2. Significant Accounting Policies

(t) Revenue Recognition

Security-Related Engineering Services, page F-40

7.	We note the disaggregated revenues you disclosed in response to comment 29. Please tell us why you did not also disaggregate project and maintenance revenue into security systems and products, security system installation services, and security systems maintenance services. Refer to the guidance in ASC 280-10-50-40.

Response to Comment No. 7:

In response to the Staff’s comment, we have revised our disclosures on pages F-13 and F-42 of the Revised Registration Statement to disaggregate maintenance revenues. We further respectfully advise the Staff that we determined that the supply of security systems and products and the provision of installation services are a combined performance obligation, as they are interdependent and interrelated services as one promise to the customer; therefore, the Company does not track each of the two arrangements separately during its daily operations.

General

8.	Throughout your cover page, summary, and risk factors, you state that you are not required to obtain permission from the PRC or Hong Kong authorities for the trading of your ordinary shares on Nasdaq. Please revise to clarify whether the statement also applies to the offering of your ordinary shares to foreign investors.

Response to Comment No. 8: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page, in the “Prospectus Summary” section on page 9 and in the “Risk Factors” section on page 32 of the Revised Registration Statement.

9.

We note the changes you made to your disclosure appearing on the prospectus cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 30, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement as of June 30, 2023.

Response to Comment No. 9:

In response to the Staff’s comment, we have restored our disclosures on the prospectus cover page, in the “Prospectus Summary” section on pages 3-4 and in the “Risk Factors” section on pages 33-34 of the Revised Registration Statement as they existed in the draft registration statement as of June 30, 2023.

First Comment Letter

Business

Our Suppliers, page 99

21.	We note your disclosure that during the fiscal years ended September 30, 2021 and 2022, your single largest supplier accounted for 36.6% and 20.2% of your total purchases, respectively. Please tell us whether you have entered into an agreement with this supplier, and if so, please revise to describe the material terms of the agreement and file the agreement as an exhibit to the registration statement, or tell us why you are not required to do so.

Response to Comment No. 21: In response to the Staff’s comment, we respectfully advise the Staff that, for the reasons outlined below, the distribution agreement with the said supplier (“Supplier A,” and the Company’s agreement with such party, the “Distribution Agreement”), was entered into in the ordinary course of business and is not an agreement upon which we are substantially dependent. Therefore, we are of the belief that the Distribution Agreement is not a material contract that would need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Companies in the security-related engineering services and security guarding and screening services industry typically do not develop internal capabilities for manufacturing threat detection systems, including X-ray machines. Instead, they rely on contract manufacturers for supplying such equipment. Consistent with this approach, we have entered into the Distribution Agreement for supply of threat detection systems and expect, from time to time, to enter into other agreements with contract manufacturers for the supply of new products to expand our product portfolio as part of the ordinary course of our business. Therefore, we respectfully submit that the Distribution Agreement does not constitute a material agreement within the meaning of Item 601(b)(10)(i) of Regulation S-K.

Furthermore, we do not believe that we are substantially dependent on the Distribution Agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, and the Distribution Agreement does not meet any of the other criteria for disclosure under Item 601(b)(10) of Regulation S-K. Specifically, we have identified alternative sources of suppliers for the equipment, so we can procure threat detection systems from them at prices comparable to, and no less competitive than, those offered by Supplier A. We also continue to identify alternative suppliers for the equipment as part of our overall risk management strategy and believe that we could find such alternative suppliers on a timely basis and on similar terms as Supplier A. Therefore, we believe that Supplier A is replaceable without causing substantial harm to our business or results of operations over the long term.

Material Contract

Letter of Acceptance with a Customer, page 104

22.	We note your disclosure that on September 30, 2021, Shine Union and a customer signed a letter of acceptance under which Shine Union agreed to provide supply and installation services, including design development, testing, commissioning, and maintenance of ELV systems, for a fixed price of HK$34.9 million as a subcontractor for the main contract dated May 25, 2021, related to the development of a hostel and a building complex in Hong Kong. Revise to describe the material terms of these agreements and file them as exhibits to the registration statement, or tell us why you are not required to do so.

Response to Comment No. 22:

In response to the Staff’s comment, we respectfully advise the Staff that the letter of acceptance dated September 30, 2021 (the “Letter of Acceptance”) was the only agreement that we have entered into with the customer. Although we have requested a copy, the customer has refused to send us a copy of the main agreement referenced in the Letter of Acceptance. We have updated the exhibit index and have filed the Letter of Acceptance as an exhibit to Revised Registration Statement, with certain schedules, annexes and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. Portions of this exhibit have also been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Dave Chan Ming
Name:	Dave Chan Ming
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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